UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

  Name:      2017 MANDATORY EXCHANGEABLE TRUST

  Address of Principal Business Office (No. & Street, City, State, Zip Code):

  101 N. 1ST AVENUE, SUITE 1600, PHOENIX, ARIZONA 85003

  Telephone Number (including area code):      (602)  257-5433

  Name and address of agent for service of process: DONALD J. PUGLISI, MANAGING TRUSTEE

  850 LIBRARY AVENUE, SUITE 204, NEWARK, DELAWARE 19711

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐ NO ☒

Item 1.	Exact name of registrant.

2017 MANDATORY EXCHANGEABLE TRUST

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: NEW YORK

Date of organization: OCTOBER 10, 2017

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

COMMON LAW TRUST

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

MANAGEMENT COMPANY

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

CLOSED-END COMPANY

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

NON-DIVERSIFIED

Item 6.	Name and address of each investment adviser of registrant.

NONE

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

DONALD J. PUGLISI, WILLIAM R. LATHAM, III, AND JAMES B. O’NEILL.

ADDRESS FOR ALL TRUSTEES IS 850 LIBRARY AVE., SUITE 204, NEWARK, DE 19711

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

NO

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

YES

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

1 BENEFICIAL OWNER – MARK F. FERRARIS

Item 10.	State the current value of registrant’s total assets.

$100

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

NO

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Newark and state of Delaware on the 8th day of December, 2017.

2017 MANDATORY EXCHANGEABLE TRUST

Attest:	/s/ Gregory F. Lavelle	By: /s/ Donald J. Puglisi
	Name: Gregory F. Lavelle Title: Notary Public	Name: Donald J. Puglisi Title: Managing Trustee

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